UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-19188

APPLIED EXTRUSION TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

15 Read’s Way
New Castle, DE 19720
(302) 326-5500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock ($.01 Par Value)
Junior Preferred Stock Purchase Rights
10¾% Series B Senior Notes due 2011

(Title of each class of securities covered by this Form)

None

Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

        Approximate number of holders of record as of the certification or notice date: approximately 49 holders of the New Class A Common Stock ($.01 Par Value), approximately 12 holders of New Class B Common Stock ($.01 Par Value), 0 holders of the Junior Preferred Stock Purchase Rights and 0 holders of the 10¾% Series B Senior Notes due 2011.

        Explanatory Note:
        The Registrant had ten registration statements on Form S-8 (Commission File Nos. 33-44449, 33-49944, 33-64656, 33-80804, 333-01464, 333-39122, 333-51354, 333-61976, 333-61985, and 333-78153) still in effect during the current fiscal year.  On March 15, 2005, the Registrant filed a post-effective amendment for each of the registration statements on Form S-8 de-registering any and all shares of common stock originally registered thereunder which had not been issued.  The Registrant is filing this amendment to Form 15 pursuant to Rule 12g-4 and Rule 12h-3 in reliance on the advice regarding periodic reports of the Securities and Exchange Commission to other similarly situated registrants in Medialive International, Inc., SEC No-Action Letter (August 13, 2003) and Galey & Lord, Inc., SEC No-Action Letter (May 10, 2004).

        Pursuant to the requirements of the Securities Exchange Act of 1934, Applied Extrusion Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

APPLIED EXTRUSION TECHNOLOGIES, INC.

Dated: March 15, 2005	By: /s/ DAVID N. TERHUNE
Name: David N. Terhune
Title: President and Chief Executive Officer